
04033681


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2004
WASH, D.C. 158 SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Southern Union Company
Exact name of registrant as specified in charter

0000203248
Registrant CIK Number

Form 11-K for the fiscal year ended December 31, 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-6407
SEC file number, if available

Not Applicable ("N/A")
Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilkes-Barre, State of Pennsylvania, June 28, 2004.

Southern Union Company
(Registrant)

By: DAVID J. KVAPIL
David J. Kvapil
Executive Vice President and Chief Financial Officer
(Principal Accounting Officer)
(Name and Title)

SOUTHERN UNION SAVINGS PLAN

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002
&
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULES

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Southern Union Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Southern Union Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southern Union Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions, assets (held at end of year) and reportable transactions as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Parente Randolph, PC

Wilkes-Barre, Pennsylvania
June 25, 2004

SOUTHERN UNION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003			2002		
	ALLOCATED	UNALLOCATED	TOTAL	ALLOCATED	UNALLOCATED	TOTAL
ASSETS:						
Investments, at fair value:						
Southern Union Company common stock	$ 42,245,968	$ -	$ 42,245,968	$39,626,182	$172,161	$39,798,343
Mutual funds	90,367,301	-	90,367,301	34,042,692	-	34,042,692
Common / collective trust	15,531,236	-	15,531,236	5,739,295	-	5,739,295
Participant loans	6,258,991	-	6,258,991	6,113,092	-	6,113,092
Money market funds	166,381	-	166,381	308,158	-	308,158
Total investments	154,569,877	-	154,569,877	85,829,419	172,161	86,001,580
Receivables:						
Employer contributions	31,021	-	31,021	108,595	-	108,595
Participant contributions	82,573	-	82,573	86,946	-	86,946
Due from broker	8,053	-	8,053	-	-	-
Accrued income	-	-	-	6,479	176	6,655
Total receivables	121,647	-	121,647	202,020	176	202,196
Total assets	154,691,524	-	154,691,524	86,031,439	172,337	86,203,776
LIABILITIES:						
Administrative fees payable	23,143	-	23,143	23,739	-	23,739
Loan payable	-	-	-	-	79,986	79,986
Distributions	68,996	-	68,996	2,793	-	2,793
Total liabilities	92,139	-	92,139	26,532	79,986	106,518
NET ASSETS AVAILABLE FOR BENEFITS	$154,599,385	$ -	$154,599,385	$86,004,907	$ 92,351	$86,097,258

See Notes to Financial Statements

SOUTHERN UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

	ALLOCATED	UNALLOCATED	TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTED TO:			
Interest and dividends	$ 1,865,216	$ 4	$ 1,865,220
Employer contributions	6,600,757	120,524	6,721,281
Participant contributions	9,458,279	-	9,458,279
Rollover contributions	4,261,797	-	4,261,797
Transfer in of assets from other plans:			
ProvEnergy Corp Voluntary Investment Plan	39,019,186	-	39,019,186
Fall River 401(k) Plans	4,869,651	-	4,869,651
Net appreciation in fair value of investments	22,268,546	-	22,268,546
Allocation of $47,316 and 10,434 shares of Southern Union Company common stock, at market	211,807		211,807
Total additions	88,555,239	120,528	88,675,767
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:			
Distributions to participants	19,915,958	-	19,915,958
Administrative expenses	44,803	-	44,803
Interest expense	-	145	145
Net depreciation in fair value of investments	-	927	927
Allocation of $47,316 and 10,434 shares of Southern Union Company common stock, at market	-	211,807	211,807
Total deductions	19,960,761	212,879	20,173,640
Net increase (decrease)	68,594,478	(92,351)	68,502,127
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	86,004,907	92,351	86,097,258
End of year	$ 154,599,385	$ -	$ 154,599,385

See Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following brief description of Southern Union Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan sponsored by Southern Union Company (the "Company"). The Plan covers the majority of the employees of the Company and its participating subsidiaries on the date employment commences.

Effective March 1, 2001, the Plan was amended to be an Employee Stock Ownership Plan (ESOP) and operated in part as a leveraged ESOP until February 18, 2003. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The net assets transferred to the Plan as a result of a 2001 plan merger included a loan, which was paid in full in February 2003, that was used to acquire Valley Resources, Inc. common stock (Note 9). The unallocated shares of stock were held in a trust established under the Plan while the loan was outstanding and collateralized the borrowing.

As the Plan made each payment of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Code. Shares vested fully upon allocation based on the Plan's vesting schedule. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock (Allocated) and
(b) stock not yet allocated to employees (Unallocated).

CONTRIBUTIONS

Each year, participants in the Plan may contribute a percentage or portion of pretax compensation up to the Internal Revenue Service limits to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes matching contributions to the Plan based on each participating employer's formula as outlined in the Plan's provisions. The Company is also required to make a retirement power contribution, as defined in the Plan, to eligible participants. The Plan also provides for discretionary profit sharing and profit incentive contributions. There were no discretionary contributions in 2003.

Participants direct their contributions plus all of the Company's retirement power contribution excluding 1%, which is Company directed, into various investment options offered by the Plan. All of the Company contributions excluding the portion of the retirement power contribution, which is invested as directed by the participant, are invested in Company stock. The Plan offers 10 mutual funds, 1 common / collective trust and Company stock as investment options. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings and charged with an allocation of investment and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of a participant's account is based on years of credited service with a graded vesting schedule that varies for the participating employers. The Plan has numerous vesting schedules that provide for 100% vesting after five or six years of credited service.

DIVERSIFICATION

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments that are more diversified. Eligible participants who have attained age 55 and are fully vested may elect to diversify the employer contribution portion of their account.

PARTICIPANT LOANS

Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding balance of the participant's loans from the Plan during the one year period ending on the day before the loan is made or one-half of the participant's vested balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Participants are eligible to receive a distribution of his or her vested account balance upon separation from service due to retirement, disability, death (in which case payment will be made to his or her beneficiary) or termination of employment. Distributions of benefits are made in a single cash lump sum or Company stock. Participants may elect to be paid in substantially equal monthly, quarterly, semiannual or annual payments. The Plan provides for in-service withdrawals for hardship reasons, for participants who have attained age 59 ½ or who have rollover contributions.

VOTING RIGHTS

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

CONTRIBUTIONS

Contributions to the Plan from employees are recorded in the period that payroll deductions are made from Plan participants.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are valued at fair value based on quoted market prices. Mutual funds and the common / collective trust are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Money market accounts are valued at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FORFEITED ACCOUNTS

When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture. Forfeitures are used to pay the Plan's administrative expenses and reduce employer matching contributions. Forfeited nonvested accounts totaled $38,851 at December 31, 2003 and $1,455 of forfeitures were used to pay administrative expenses of the Plan in 2003.

RECLASSIFICATIONS

Certain amounts relating to 2002 have been reclassified to the 2003 reporting format.

3. INVESTMENTS

The following presents the Plan's allocated and unallocated investments as of December 31, 2003 and 2002. Investments that represent 5% or more of the Plan's net assets are separately identified.

	2003		2002	
	ALLOCATED	UNALLOCATED	ALLOCATED	UNALLOCATED
Common stock, Southern Union Company Common Stock *	$ 42,245,968		$39,626,182	$172,161
Mutual funds:				
Merrill Lynch Lg. Cap Core Fund, Class A	20,575,163			
Merrill Lynch Fundamental Growth Fund, Class A	12,087,168		9,393,770	
PIMCO Total Return Fund, Class A	12,514,678		8,802,505	
MFS Total Return Fund, Class A	16,160,709		7,020,241	
Common / Collective trust, Merrill Lynch Retirement Preservation Trust	15,531,236		5,739,295	
Other	29,029,583		8,826,176	
Participant loans	6,258,991**		6,113,092	
Money market funds	166,381**		308,158**	
Total investments	$154,569,877	$ -	$85,829,419	$172,161

* $26,765,140 and $26,176,470 is nonparticipant-directed at December 31, 2003 and 2002, respectively.

** Less than 5% of Plan net assets.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $22,268,546 as follows:

Southern Union Company common stock	$ 5,633,041
Mutual funds	16,635,505
Total appreciation	$22,268,546

4. NONPARTICIPANT-DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the Southern Union Company common stock, which is primarily nonparticipant-directed, is as follows:

	DECEMBER 31	
	2003	2002
Net assets,		
Southern Union Company common stock	$26,765,140	$26,176,470

	YEAR ENDED DECEMBER 31, 2003
Changes in net assets:	
Employer contributions	$3,063,621
Net appreciation in fair value of investments	3,425,711
Transfers to other investment options	(325,139)
Allocation of $47,316 and 10,434 shares of Southern Union Company common stock, at market	(211,807)
Distributions to participants and administrative and interest expenses	(5,363,716)
Net increase	$ 588,670

5. CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in Southern Union Company common stock as the Plan is a participant-directed Plan that matches employee contributions in Southern Union Company common stock. This investment in Southern Union Company common stock approximates 27% and 46% of the Plan's net assets available for benefits as of December 31, 2003 and 2002, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual participant accounts and the net assets of the Plan.

6. ADMINISTRATION OF PLAN ASSETS

The Trustee of the Plan holds the Plan's assets. Contributions are held and managed by the Trustee, who invests cash received, interest and dividend income and makes distributions to participants. Administrative expenses for the Trustee's fees are paid by the Plan.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts and distributions will occur in accordance with the Plan agreement.

8. TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service dated October 15, 1996. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is exempt from federal income taxes.

9. LOAN PAYABLE

As a result of the Valley Resources, Inc. merger (Note 1), effective March 1, 2001 the Plan assumed a loan that was used by Valley Resources to acquire its common stock in 1997. The loan was paid in full in February 2003. A balance of $79,986 was outstanding on the loan at December 31, 2002, bore interest based on the lender's cost of fund rate (fixed rate loan program) plus a .75 margin, which was 2.14% at December 31, 2002. The Plan used the principal and interest method for determining the release of common stock from unallocated, which shares are then allocated to participants. In 2003, 10,434 shares of common stock were allocated to participants.

10. EMPLOYER CONTRIBUTIONS

While the loan was outstanding, the Company was obligated to make contributions to the Plan (Note 1) which, when aggregated with the Plan's interest and dividend earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan.

11. RELATED PARTY TRANSACTIONS

Plan investments include certain mutual funds and a common / collective trust managed by Merrill Lynch. Merrill Lynch performs recordkeeping functions of the Plan and, in addition, Merrill Lynch Trust Company, FSB was trustee of the Plan beginning on October 1, 2003. Therefore these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company's common stock.

12. PLAN MERGERS

Effective April 1, 2003, the Plan was amended to permit the merger of the following Southern Union Company pension plans into the Plan:

Southern Union Company ProvEnergy Corporation Voluntary Investment Plan ("ProvEnergy")
Southern Union Company Fall River 401(k) Plan for Union Employees
Southern Union Company Fall River 401(k) Savings Plan (collectively, "Fall River")

Net assets transferred into the Plan in April 2003 related to the mergers were $39,019,186 for the ProvEnergy Plan and $4,869,651 for the Fall River Plans.

13. SALE AND ACQUISITION

On January 3, 2003, the Company sold its Texas-based Southern Union Gas Division to ONEOK, Inc. Employees participating in the Plan affected by the sale became fully vested in their account balances at the time of the closing. Such participants can elect various distribution options or, if their balances exceed $5,000, may elect to retain their investment balances in the Plan.

On June 11, 2003, the Company acquired the Panhandle Eastern Pipeline Company and its subsidiaries, an energy company based in Houston, Texas. Employees involved with the acquisition are eligible to participate in the Plan.

SOUTHERN UNION SAVINGS PLAN

EIN: 75-0571592 PLAN NUMBER: 002
SCHEDULE H, LINE 4a - SCHEDULE OF
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

PARTICIPANT CONTRIBUTIONS TRANSFERRED LATE TO PLAN	TOTAL THAT CONSTITUTE NONEXEMPT PROHIBITED TRANSACTION
$ 397	$ 397

See Notes to Financial Statements

SOUTHERN UNION SAVINGS PLAN

EIN: 75-0571592 PLAN NUMBER: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2003

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION OF INVESTMENT	(d) COST	(e) CURRENT VALUE
*	Common stock	Southern Union Company Stock Fund	$32,713,419	$ 42,245,968
*	Common collective trust	Merrill Lynch Retirement Preservation Trust	N/R	15,531,236
*	Mutual funds	Merrill Lynch Large Cap Core Fund, Class A	N/R	20,575,163
		MFS Total Return Fund, Class A	N/R	16,160,709
		PIMCO Total Return Fund, Class A	N/R	12,514,678
*		Merrill Lynch Fundamental Growth Fund, Class A	N/R	12,087,168
*		Merrill Lynch Mid Cap Value Fund, Class A	N/R	6,279,647
*		Merrill Lynch Small Cap Value Fund, Class A	N/R	6,003,506
*		Merrill Lynch S&P 500 Index Fund, Class A	N/R	5,600,606
		Nations International Value Fund, Class A	N/R	4,263,071
*		Merrill Lynch Basic Value Fund, Class A	N/R	4,087,419
		Oppenheimer Global Fund, Class A	N/R	2,795,334
*	Participant loans	Loans with interest rates ranging from 3.25% to 11.5%	$0	6,258,991
*	Money market fund	Merrill Lynch Cash Fund	N/R	166,381
		Total investments		$ 154,569,877

* A party-in-interest as defined by ERISA

N/R - Participant directed investment, cost not required to be reported

See Notes to Financial Statements

SOUTHERN UNION SAVINGS PLAN

EIN: 75-0571592 PLAN NUMBER: 002
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

(a) IDENTITY OF PARTY	(b) DESCRIPTION OF ASSET	(c) PURCHASE PRICE	(d) SELLING PRICE	(e) LEASE RENTAL	(f) EXPENSES	(g) COST	(h) CURRENT VALUE	(i) NET GAIN/LOSS
Southern Union Company	Southern Union Company Common Stock	$4,720,671	$7,761,649	$ -	$30,445	$7,414,809	$7,761,649	$ 346,840

See Notes to Financial Statements

SOUTHERN UNION COMPANY PROVENERGY VOLUNTARY INVESTMENT PLAN

FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003
&
FOR THE YEAR ENDED DECEMBER 31, 2002
&
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Southern Union Company ProvEnergy
Voluntary Investment Plan:

We have audited the financial statements of Southern Union Company ProvEnergy Voluntary Investment Plan as of March 31, 2003 and December 31, 2002, and for the three-month period ended March 31, 2003 and the year ended December 31, 2002, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southern Union Company ProvEnergy Voluntary Investment Plan as of March 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the three-month period ended March 31, 2003 and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



Wilkes-Barre, Pennsylvania
January 13, 2004

SOUTHERN UNION COMPANY PROVENERGY VOLUNTARY INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2003 AND DECEMBER 31, 2002

	2003	2002
ASSETS:		
Southern Union Company common stock	$ -	$ 702,766
Other investments	-	39,543,148
Total investments	-	40,245,914
Contributions receivable, Employer	-	16,804
Total assets	-	40,262,718
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 40,262,718

See Notes to Financial Statements

SOUTHERN UNION COMPANY PROVENERGY VOLUNTARY INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Investment income,	
Interest and dividends	$ 99,557
Contributions:	
Employer	267,487
Participants	624,067
Total contributions	891,554
Net additions	991,111
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Benefits paid to participants	1,224,625
Administrative expenses	1,415
Net depreciation in the fair value of investments	1,008,603
Transfer to Southern Union Company Savings Plan	39,019,186
Total deductions	41,253,829
Net decrease	(40,262,718)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	40,262,718
End of year	$ -

See Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following brief description of the Southern Union Company ProvEnergy Voluntary Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan, sponsored by the Providence Gas Company, a division of the Southern Union Company ProvEnergy Corporation, (the "Company"). Employees of the following related employers that have attained the age of 21 are eligible to participate in the Plan: employees of Providence Energy Services, Inc. and individuals employed by Southern Union Company at work sites previously owned and operated by Providence Energy Corporation, The Providence Gas Company or North Attleboro Gas Company who have attained age twenty-one are eligible for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each year, participants in the Plan may contribute up to 20% of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company contributes matching contributions as follows:

- Nonbargaining unit employees – 50% of the first 10% of compensation.
- Members of collective bargaining unit 12431-01 – 50% of the first 10% of compensation.
- Members of collective bargaining unit 12431-02 – 50% of the first 10% of compensation.

Participants direct all contributions into various investment options offered by the Plan. The Plan offered one common collective trust fund, Southern Union Company common stock and eight mutual funds as investment options for participants. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PARTICIPANT LOANS

Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding balance of the participant's loans from the Plan during the one year period ending on the day before the loan is made or one-half of the participant's vested balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator and ranged from 5.25% to 10.5% at March 31, 2003. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Participants are eligible to receive a distribution of his or her vested account balance upon separation from service due to retirement, disability, death (in which case payment will be made to his or her beneficiary) or termination of employment. Distributions of benefits are made in a single cash lump sum or Company stock. Participants may elect to be paid in substantially equal monthly, quarterly, semiannual or annual payments. The Plan provides for in-service withdrawals for hardship reasons, for participants who have attained age 59 ½ or who have rollover contributions.

VOTING RIGHTS

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights are to be exercised. UMB Bank, N.A. (the "Trustee") is not permitted to vote any allocated share for which instructions have not been given by a participant.

VESTING

Participants are immediately vested in employee and employer contributions plus actual earnings thereon.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

CONTRIBUTIONS

Contributions to the Plan are recorded on the accrual basis.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are valued at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust is valued at par value, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2002.

American Century Equity Growth Fund	$11,854,865
American Century Strategic Asset Allocation – Moderate Fund	5,895,567
SEI Trust Stable Asset Fund	7,193,633
American Century Strategic Asset Allocation – Aggressive Fund	3,482,408
American Century Value Fund	2,506,648
PIMCO Total Return	2,384,439

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows.

Southern Union Company common stock	$ 222,945
Mutual funds	867,746
Total depreciation	$1,090,691

4. ADMINISTRATION OF PLAN ASSETS

The Trustee of the Plan holds the Plan's assets. Contributions are held and managed by the Trustee, who invests cash received, interest and dividend income and makes distributions to participants. Administrative expenses for the Trustee's fees are paid by the Plan.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. TAX STATUS

The plan received a favorable determination letter from the Internal Revenue Service dated December 9, 2002.

7. PLAN MERGER

Effective April 1, 2003, the Plan was merged into the Southern Union Company Savings Plan. The merger initiated a "Black Out" period beginning March 24, 2003 and ending on May 6, 2003. During this period, participants were unable to direct or diversify the assets held in their accounts or to obtain loans or distributions. All Plan assets were transferred to the Southern Union Company Savings Plan as of March 31, 2003.